Exhibit 12.5

Central Illinois Light Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2005	2006	2007		2008		2009
Net income from continuing operations	$25,296	$47,012	$75,984		$69,638		$135,102
Less- Change in accounting standard	(2,497)	—	—		—		—
Add- Taxes based on income	16,357	9,966	39,195		38,673		71,980

Net income before income taxes and change in accounting standard	44,150	56,978	115,179		108,311		207,082
Add- fixed charges:
Interest on short-term and long-term debt	13,918	18,044	26,071	(1)	19,724	(1)	39,981	(1)
Estimated interest cost within rental expense	390	289	343		429		966
Amortization of net debt premium, discount, and expenses	473	705	1,065		1,112		1,227

Total fixed charges	14,781	19,038	27,479		21,265		42,174

Earnings available for fixed charges	58,931	76,016	142,658		129,576		249,256

Ratio of earnings to fixed charges	3.98	3.99	5.19		6.09		5.91

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,998	1,933	1,869		1,354		872
Adjustment to pretax basis	1,293	410	977		752		464

	3,291	2,343	2,846		2,106		1,336

Combined fixed charges and preferred stock dividend requirements	$18,072	$21,381	$30,325		$23,371		$43,510

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.26	3.55	4.70		5.54		5.72

(1)	Includes FIN 48 interest expense